FOIA Confidential Treatment Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

(with respect to certain portions of this response)

Peter A. Trpkovski, Chief Financial Officer

One South Wacker Drive

Suite 1000

Chicago, IL 60606

Tel: (312) 696-3101

February 17, 2026

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Beverly Singleton

   Andrew Blume

Re:	Century Aluminum Company

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 10-Q for the Quarterly Period Ended September 30, 2025

Response Dated August 6, 2025

File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated January 14, 2026, with respect to the above referenced filings. Set forth below in bold is the Staff’s comment followed by the Company’s response.

Because of the commercially sensitive nature of information contained herein, and pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act (“FOIA”), or otherwise, for portions of its responses to the Staff’s comment 1. Specifically, the Company requests that the portions of its response to the Staff’s comment 1 that have been redacted from the version of this letter filed via the Securities and Exchange Commission’s (the “Commission”) EDGAR system and identified by the mark “[***]”(on the page marked [CENX – 5] of the filed version of this letter) be maintained in confidence, not made part of any public record and not be disclosed to any person, including in response to any requests under FOIA, or otherwise, as such responses contain confidential information. These responses are being provided to the Commission in their entirety under separate cover along with the request for confidential treatment. The Company is also filing a redacted copy of this response letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 1]

February 17, 2026

1.	We note your responses to prior comments 1-3. We believe the Production Assets should be accounted for as part of the Jamalco JV. Considering your total assets would increase by approximately 9% and total equity would increase by approximately 20% as a result of accounting for the Production Assets as part of the Jamalco JV, we believe that the error is material. Please restate your financial statements accordingly.

We acknowledge the Staff’s comment and agree with the alternative approach of full consolidation of certain of the assets of the Company’s Jamalco joint venture (the “Production Assets"). The Company intends to apply that approach with respect to its audited financial statements at and for the year ended December 31, 2025 to be included in its Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”).

The Company also respectfully submits that the change in the Company’s historical financial statements with respect to the accounting for the Production Assets on a proportionate consolidation basis is not material to the relevant periods. We have determined the impact of this change on previously issued financial statements is immaterial on the basis of the materiality assessment below. For comparability purposes, we propose to restate the years ended December 31, 2024 and 2023, and provide the required disclosures within the 2025 Form 10-K to explain the nature of the immaterial restatement. Specifically, in our 2025 Form 10-K we will include a footnote disclosure that reflects the impact of the consolidation of the Production Assets to the Company’s previously reported December 31, 2024 and 20203 Consolidated Financial Statements. Additionally, all prior period comparative footnote disclosure amounts will be updated for the following footnotes:: “Accumulated Other Comprehensive Loss"; “Business Segments”; “Pension and Other Postretirement Benefits”; “Property, Plant and Equipment”; “Asset Retirement Obligations”, and “Variable Interest Entity."

The Company’s management performed its materiality assessment in connection with its preparation of the financial statements to be included in the 2025 Form 10-K using the guidance in Staff Accounting Bulletin (SAB) 99: Materiality. The Company’s management has identified certain other errors, in ordinary course of preparation, related to the years ended December 31, 2024 and 2023 which were evaluated as part of our preparation of the December 31, 2024 and 2023 financial statements and were also evaluated in connection with the preparation of the 2025 Form 10-K for purposes of this materiality assessment. Considering these errors in combination with the impact of consolidation of the Production Assets does not impact our assessment as the percentages outlined in the Quantitative Analysis below for the Consolidated Balance Sheet as December 31, 2024 and 2023 either remain consistent or change less than 2%. When considering the impact of consolidation of the Production Assets and the previously passed adjustments, the total impacts, if corrected, for the Consolidated Income Statement in the Quantitative Analysis below are as follows:

Financial statement line item	December 31, 2024	December 31, 2023
Gross profit	-4.7%	-2.1%
Net loss to noncontrolling interest	47%	32%
Net Income (loss) attributable to Century stockholders	1.5%	-4.4%

The Company also considered the same qualitative factors below for these errors in combination with the impact of consolidation of the Production Assets and there is no change to our assessment.

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 2]

February 17, 2026

Also identified were disclosure only misstatements within our inventories and variable interest entity footnotes in our 2024 Form 10-K. The Company has concluded that these errors, individually and when aggregated with the impact from consolidation of the Production Assets are not material to the periods presented, and do not cause the financial statements taken as a whole to be materially misstated. Therefore, the discussion to follow is limited to assessing the materiality of the impacts of consolidating the Production Assets. In this assessment, management considered both quantitative and qualitative considerations as outlined below.

Quantitative Analysis

A summary of the quantitative impact on significant Consolidated Balance Sheets and Consolidated Statements of Operations financial statement line items for each of the periods presented is as follows in millions:

	As of December 31, 2025
	Unaudited	$ Impact	Adjusted	% Impact
Total current assets	991.3	38.1	1,029.4	4%
Total assets	2,065.8	205.6	2,271.4	9%
Total Century shareholders’ equity	782.0	-	782.0	0%
Noncontrolling interests	(48.9)	182.0	133.1	137%
Total equity	733.2	182.0	915.1	20%

	As of December 31, 2024
	As reported	$ Impact	Restated	% Impact
Total current assets	802.8	8.1	810.9	1%
Total assets	1,939.4	188.1	2,127.5	9%
Total Century shareholders’ equity	694.4	-	694.4	0%
Noncontrolling interests	(31.7)	150.3	118.6	127%
Total equity	662.7	150.3	813.0	18%

	As of December 31, 2023
	As reported	$ Impact	Restated	% Impact
Total current assets	767.1	-	767.1	0%
Total assets	1,846.5	182.3	2,028.8	9%
Total Century shareholders’ equity	355.6	-	355.6	0%
Noncontrolling interests	(11.5)	168.2	156.7	107%
Total equity	344.1	168.2	512.3	33%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 3]

February 17, 2026

	Year Ended December 31, 2025
	Unaudited	$ Impact	Adjusted	% Impact
Gross profit	266.2	(8.4)	257.9	-3%
Net loss attributable to noncontrolling interests	(17.1)	(8.4)	(25.5)	33%
Net income (loss) attributable to Century stockholders	40.5	-	40.5	0%

	Year Ended December 31, 2024
	As reported	$ Impact	Restated	% Impact
Gross profit	185.0	(13.0)	172.0	-8%
Net loss attributable to noncontrolling interests	(16.1)	(14.0)	(30.1)	47%
Net income (loss) attributable to Century stockholders	336.8	-	336.8	0%

	Year Ended December 31, 2023
	As reported	$ Impact	Restated	% Impact
Gross profit	91.9	(4.3)	87.6	-5%
Net loss attributable to noncontrolling interests	(9.2)	(4.3)	(13.5)	32%
Net income (loss) attributable to Century stockholders	(43.1)	-	(43.1)	0%

As shown above, the impact to the Company’s Consolidated Balance Sheets to reflect the change in consolidation of the Production Assets will be an increase in Total Assets of 9% for all periods presented. The impact to Current Assets will be 4%, 1%, and no impact of the corrected amounts as of December 31, 2025, 2024 and 2023, respectively. Total equity attributable to Century is not impacted by the change in any of the years presented. The impact to Total Equity is 20%, 18%, and 33% of the corrected amounts as of December 31, 2025, 2024 and 2023, respectively. and is entirely attributable to noncontrolling interests. Further, as shown above, the impact to the Company’s Consolidated Statements of Operations with respect to the change will reduce consolidated gross profit by 3%, 8% and 5% for the years ended December 31, 2025, 2024, and 2023, respectively. However, there is no impact to net operating results attributable to the Company in any of the comparative periods to be included in the upcoming filing as the amounts impacting gross profit are attributable to the Net Income (loss) attributable to noncontrolling interests. Please refer to the Appendix for full financial statement line item impacts on the Consolidated Balance Sheets and Consolidated Statements of Operations for the referenced annual periods.

The Company’s management also considered the impact to the periods presented in its most recently filed Quarterly Report on Form 10-Q for the three- and nine-months ended September 30, 2025. The impact to the Company’s Consolidated Balance Sheet as of September 30, 2025 would be similar to impact described above, with an increase in total assets of 9% and no change in total equity attributable to Century. Further, the impact to the Company’s Consolidated Statements of Operations would reduce consolidated gross margin by 3% and 5% for the three- and nine-month periods ended September 30, 2025, respectively. There is no impact to net operating results attributable to the Company in these previously filed results. Additionally, the impacts to interim periods during 2025 and 2024 would be similar. Please refer to Appendix for full financial statement line item impacts on the Consolidated Balance Sheets and Consolidated Statements of Operations for the interim periods ending September 30, June 30, and March 31, 2025.

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 4]

February 17, 2026

The Company’s management specifically considered the additional following quantitative factors regarding the impacts of fully consolidating the Production Assets:

•	The impact to total equity is exacerbated by the Company’s Accumulated Deficit of $1.7 and $2.0 billion as of December 31, 2024 and December 31, 2023, respectively, due to cumulative historical losses incurred in periods prior to the acquisition of its interest in the Joint Venture.

•	There is no impact to net operating results attributable to the Company’s stockholders or the Company’s stockholders per share metrics.

•	Previously reported investing cash flows for capital expenditures related to the Production Assets have included 100% cash flows incurred by the Joint Venture, and therefore our partner’s share, and this would not be a change in applying full consolidation to the Production Assets. Additionally, the consolidation of Productive Assets are not cash generating to the Joint Venture or the Company as the same proportion of alumina produced by the Joint Venture is distributed to the Joint Venture partner at cost. In other words, while the Company generates cash flows from the Joint Venture, those cash flows are in proportion to their ownership interest and that does not change based on full consolidation of the Production Assets. However, since we will now consolidate our partner’s share of the Production Assets, we will reclassify and report these cash flows as financing activities as these cash flows represent contributions from our partner for their share of the Production Assets recorded in our consolidated financial statements.

Qualitative Analysis

As indicated by the SEC in SAB Topic 1.M, “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” As further indicated by the SEC in SAB Topic 1.M, the Company’s management performed “a full analysis of all relevant considerations” in assessing whether the changes “would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available”.

Based on analyst reports, investor conferences and our earnings releases, the Company’s investors invest in the Company’s securities for its exposure to the LME and regional premiums, as well as its operating results as represented by net operating results attributable to the Company’s stockholders and non-GAAP metrics such as adjusted EBITDA attributable to the Company’s stockholders and adjusted earnings per share attributable to the Company’s stockholders as reflected in our earnings reports and reports issued by analysts who provide investment coverage on the Company. As shown in our latest earnings release and subsequent analyst reports related to the three and nine months ended September 30, 2025 and 2024 as well as the fiscal year ended December 31, 2024, the focus is on adjusted EBITDA and adjusted EPS, which are determined based on adjusted net income. Neither of these measures include depreciation or depletion expense or Income/(loss) attributable to noncontrolling interest. Neither Total Assets or Total Equity of the Company is used by analysts to determine their respective price targets.

[***]

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 5]

February 17, 2026

Additional qualitative factors considered by the Company’s management regarding the impacts of fully consolidating the Production Assets are as follows:

•	As there is no impact on revenue, net operating results attributable to Century stockholders, or non-GAAP metrics such as adjusted EBITDA attributable to the Company’s stockholders and adjusted net income or earnings per share attributable to the Company’s stockholders, there is no impact as compared to analysts’ expectations.

•	There is no impact on the Company’s earnings trend or trends in other key financial metrics. Additionally, the impact of fully consolidating the Production Assets would not change the Company’s reported net income in 2024 to a net loss. Similarly, it would not change the Company’s reported net loss in 2023 to net income.

•	There is no impact on the Company’s loan covenants or other contractual or regulatory requirements.

•	There is no impact on the analysts’ consensus expectations. Analysts’ expectations are centered around adjusted EBITDA and adjusted EPS as well as revenue. The impacts of fully consolidating the Production Assets have no impact on these metrics.

•	There would be no impact on management compensation as the impact of the change in presentation does not impact metrics evaluated by the Compensation Committee to determine award amounts.

•	The impacts are not result of any concealment of an unlawful transaction or fraud.

•	Given the Company has a single operating and reportable segment, the misstatement does not impact segment reporting and there is no other portion of the business that has been identified as playing a significant role in our operations or profitability.

•	The Company did not finalize its purchase accounting for the Production Assets until March 2024, within the one-year measurement period from date of acquisition, May 2, 2023. As such, changes to periods prior to March 31, 2024 would not reflect the final purchase price allocation and thus would not be meaningful to users of the financial statements.

•	The impacts would not significantly alter the information made available to investors and there is not substantial likelihood that a reasonable investor would consider the impacts in making an investment decision as the impact is related to the Company’s Joint Venture partner’s share of the Production Assets, which provides no profit, income or cash flows to the Company. Additionally, as outlined above and represented by our investor presentation and analyst reports provided as exhibits, the impact of fully consolidating the Production Assets has no impact on the primary financial metrics used by our investors.

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 6]

February 17, 2026

Materiality Determination and Management’s Method for Correction of Financial Reporting

In summary, the Company’s management considered both quantitative and qualitative factors in assessing the materiality of fully consolidating the Production Assets in its financial statements for the years ended December 31, 2025, 2024 and 2023, and in consultation with the Company’s Audit Committee of the Board in their role in overseeing the Company’s financial reporting process, the Company concluded that the change in presentation would not be material to the impacted interim financial statements filed between June 30, 2023 and September 30, 2025, or to the impacted annual financial statements filed for the years ended December 31, 2024 and 2023. Our external auditors have evaluated our analysis and do not object to our conclusion. Based on this conclusion, the Company’s management is proposing to report the full consolidation of the Production Assets within its 2025 Form 10-K. Further, to enhance comparability, the Company will apply the full consolidation to all periods presented within the 2025 Form 10-K and disclose the nature of the revisions and effects of the revisions to prior periods within a separate footnote disclosure. Thus there would be no need to make any disclosures under Item 4.02 of Form 8-K.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312 696-3122.

Sincerely,

/s/ Peter A. Trpkovski

Peter A. Trpkovski
Chief Financial Officer

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 7]

February 17, 2026

Appendix

Form 10-K Impacts

2025 Consolidated Balance Sheet Adjusted (unaudited)

	As of December 31, 2025
	Unaudited	Impact	Adjusted	% Impact
ASSETS
Cash and cash equivalents	$134.2		$134.2
Restricted cash	1.4		1.4
Accounts receivable - net	109.9		109.9
Non-trade receivables		38.1	38.1
Due from affiliates	29.6		29.6
Manufacturing credit receivable	172.6		172.6
Inventories	519.6		519.6
Derivative assets	1.5		1.5
Prepaid and other current assets	22.5		22.5
Total current assets	991.3	38.1	1,029.4	4%
Property, plant and equipment - net	1,006.6	172.7	1,179.3
Manufacturing credit receivable - less current portion	85.3		85.3
Other assets	(17.4)	0.9	(16.5)
TOTAL	$2,065.8	$211.7	$2,277.5	9%
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:			-
Accounts payable, trade	$187.2		$187.2
Accrued compensation and benefits	73.4	1.0	74.4
Due to affiliates	70.8		70.8
Non-trade payables	4.7	(4.7)	-
Accrued and other current liabilities	84.0	2.9	86.8
Derivative liabilities	58.2		58.2
Current debt due to affiliates	-		-
Current maturities of long-term debt	68.8		68.8
Total current liabilities	547.1	(0.8)	546.3
Long-term debt	479.5		479.5
Long-term debt due to affiliates			-
Accrued benefits costs - less current portion	86.8	13.7	100.5
Other liabilities	101.5		101.5
Deferred taxes	58.5		58.5
Asset retirement obligations - less current portion	59.2	16.9	76.1
Total noncurrent liabilities	785.5	30.6	816.1
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:			-
Preferred stock	-		-
Common stock	1.1		1.1
Additional paid-in capital	2,571.5		2,571.5
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(55.2)		(55.2)
Accumulated deficit	(1,649.0)		(1,649.0)
Total Century shareholders’ equity	782.0	-	782.0	0%
Noncontrolling interests	(48.9)	182.0	133.1
Total equity	733.2	182.0	915.1	20%
TOTAL	$2,065.8	$211.7	$2,277.5	9%

2025 Consolidated Statement of Operations Adjusted (unaudited)

	Unaudited
	Year Ended December 31, 2025
	Unaudited	Impact	Adjusted	% Impact
Net sales
Related parties	$1,365.5		$1,365.5
Other customers	1,162.5		1,162.5
Total net sales	2,527.9	-	2,527.9
Cost of goods sold	2,261.7	8.4	2,270.1
Gross profit	266.2	(8.4)	257.9	-3%
Selling, general and administrative expenses	79.9		79.9
Other operating expense - net	18.4	-	18.4
Operating income (loss)	167.9	(8.4)	159.5
Interest expense - affiliates	(5.8)	-	(5.8)
Interest expenses - nonaffiliates	(41.9)	-	(41.9)
Interest income	9.2		9.2
Net gain (loss) on forward and derivative contracts - nonaffiliates	(94.7)		(94.7)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	(7.7)		(7.7)
Other income (loss) - net	(14.4)		(14.4)
Income (loss) before income taxes	12.5	(8.4)	4.1
Income tax benefit (expense)	10.8	-	10.8
Income (loss) before equity in earnings of joint ventures	23.4	(8.4)	15.0
Equity in losses of joint ventures	0.0	-	0.0
Net income (loss)	23.4	(8.4)	15.0
Net loss attributable to noncontrolling interests	(17.1)	(8.4)	(25.5)	33%
Net income (loss) attributable to Century stockholders	40.5	-	40.5	0%
Less: net income allocated to participating securities			-
Net income (loss) allocated to common stockholders	$40.5	$-	$40.5	0%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 8]

February 17, 2026

2024 Consolidated Balance Sheet Restated

	As of December 31, 2024
	As reported	Impact	Restated	% Impact
ASSETS
Cash and cash equivalents	$32.9		$32.9
Restricted cash	2.8		2.8
Accounts receivable - net	75.8		75.8
Non-trade receivables	13.2	8.1	21.3
Due from affiliates	25.1		25.1
Manufacturing credit receivable	81.5		81.5
Inventories	539.0		539.0
Derivative assets	4.2		4.2
Prepaid and other current assets	28.3		28.3
Total current assets	802.8	8.1	810.9
Property, plant and equipment - net	978.3	179.1	1,157.4
Manufacturing credit receivable - less current portion	70.4		70.4
Other assets	87.9	1.0	88.9
TOTAL	$1,939.4	$188.1	$2,127.5	9%
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:
Accounts payable, trade	$187.3		$187.3
Accrued compensation and benefits	49.8	1.0	50.8
Due to affiliates	109.3		109.3
Accrued and other current liabilities	42.0	2.5	44.5
Derivative liabilities	4.4		4.4
Current debt due to affiliates	-		-
Current maturities of long-term debt	70.9		70.9
Total current liabilities	463.7	3.5	467.2
Long-term debt	447.3		447.3
Long-term debt due to affiliates	10.0		10.0
Accrued benefits costs - less current portion	130.4	14.5	144.9
Other liabilities	92.6		92.6
Deferred taxes	71.2		71.2
Asset retirement obligations - less current portion	61.5	19.8	81.3
Total noncurrent liabilities	813.0	34.3	847.3
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Preferred stock	-		-
Common stock	1.0		1.0
Additional paid-in capital	2,550.2		2,550.2
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(103.3)	-	(103.3)
Accumulated deficit	(1,667.2)		(1,667.2)
Total Century shareholders’ equity	694.4	-	694.4	0%
Noncontrolling interests	(31.7)	150.3	118.6	127%
Total equity	662.7	150.3	813.0	18%
TOTAL	$1,939.4	$188.1	$2,127.5

2024 Consolidated Statement of Operations Restated

	As of December 31, 2024
	As reported	Impact	Restated	% Impact
Net sales
Related parties	$1,312.1	$-	$1,312.1
Other customers	908.2	-	908.2
Total net sales	2,220.3	-	2,220.3
Cost of goods sold	2,035.3	13.0	2,048.3
Gross profit	185.0	(13.0)	172.0	-8%
Selling, general and administrative expenses	56.8	-	56.8
Other operating expense - net	6.8	-	6.8
Operating income (loss)	121.4	(13.0)	108.4
Interest expense - affiliates	(6.7)	-	(6.7)
Interest expenses - nonaffiliates	(36.4)	-	(36.4)
Interest income	2.1	-	2.1
Net gain (loss) on forward and derivative contracts - nonaffiliates	2.5	-	2.5
Net gain (loss) on forward and derivative contracts - affiliates	(0.5)	-	(0.5)
Bargain purchase gain	245.9	-	245.9
Other income (loss) - net	(4.5)	(1.0)	(5.5)
Income (loss) before income taxes	323.8	(14.0)	309.8
Income tax benefit (expense)	(3.2)		(3.2)
Income (loss) before equity in earnings of joint ventures	320.6	(14.0)	306.6
Equity in losses of joint ventures	0.1	-	0.1
Net income (loss)	320.7	(14.0)	306.7
Net loss attributable to noncontrolling interests	(16.1)	(14.0)	(30.1)	47%
Net income (loss) attributable to Century stockholders	336.8	-	336.8	0%
Less: net income allocated to participating securities	17.9	-	17.9
Net income (loss) allocated to common stockholders	$318.9	$-	$318.9

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 9]

February 17, 2026

2023 Consolidated Balance Sheet Restated

	As of December 31, 2023
	As reported	Impact	Restated	% Impact
ASSETS
Cash and cash equivalents	$88.8		$88.8
Restricted cash	1.5		1.5
Accounts receivable - net	53.7		53.7
Non-trade receivables	36.2		36.2
Due from affiliates	20.2		20.2
Manufacturing credit receivable	59.3		59.3
Inventories	477.0		477.0
Derivative assets	2.9		2.9
Prepaid and other current assets	27.5		27.5
Total current assets	767.1	-	767.1
Property, plant and equipment - net	1,004.2	180.0	1,184.2
Manufacturing credit receivable - less current portion	-		-
Other assets	75.2	2.3	77.5
TOTAL	$1,846.5	$182.3	$2,028.8	9%
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:
Accounts payable, trade	$249.5		$249.5
Accrued compensation and benefits	38.1	0.6	38.7
Due to affiliates	101.4		101.4
Accrued and other current liabilities	50.9		50.9
Derivative liabilities	1.4		1.4
Deferred credit - preliminary bargain purchase gain	273.4		273.4
Current debt due to affiliates	10.0		10.0
Current maturities of long-term debt	38.3		38.3
Total current liabilities	763.0	0.6	763.6
Long-term debt	430.9		430.9
Long-term debt due to affiliates			-
Accrued benefits costs - less current portion	120.3		120.3
Other liabilities	66.3		66.3
Deferred taxes	72.4		72.4
Asset retirement obligations - less current portion	49.5	13.5	63.0
Total noncurrent liabilities	739.4	13.5	752.9
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Preferred stock	-		-
Common stock	1.0		1.0
Additional paid-in capital	2,542.9		2,542.9
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(97.9)		(97.9)
Accumulated deficit	(2,004.1)		(2,004.1)
Total Century shareholders’ equity	355.6	-	355.6	0%
Noncontrolling interests	(11.5)	168.2	156.7	107%
Total equity	344.1	168.2	512.3	33%
TOTAL	$1,846.5	$182.3	$2,028.8

2023 Consolidated Statement of Operations Restated

	Year Ended December 31, 2023
	As reported	Impact	Restated	% Impact
Net sales
Related parties	$1,612.1	$-	$1,612.1
Other customers	573.3	-	573.3
Total net sales	2,185.4	-	2,185.4
Cost of goods sold	2,093.5	4.3	2,097.8
Gross profit	91.9	(4.3)	87.6	-5%
Selling, general and administrative expenses	44.3	-	44.3
Other operating expense - net	15.8	-	15.8
Operating income (loss)	31.8	(4.3)	27.5
Interest expense - affiliates	(1.8)	-	(1.8)
Interest expenses - nonaffiliates	(33.7)	-	(33.7)
Interest income	2.0	-	2.0
Net gain (loss) on forward and derivative contracts - nonaffiliates	(62.4)	-	(62.4)
Net gain (loss) on forward and derivative contracts - affiliates	0.6	-	0.6
Bargain purchase gain			-
Other income (loss) - net	(3.3)	-	(3.3)
Income (loss) before income taxes	(66.8)	(4.3)	(71.1)
Income tax benefit (expense)	14.6		14.6
Income (loss) before equity in earnings of joint ventures	(52.2)	(4.3)	(56.5)
Equity in losses of joint ventures	(0.1)	-	(0.1)
Net income (loss)	(52.3)	(4.3)	(56.6)
Net loss attributable to noncontrolling interests	(9.2)	(4.3)	(13.5)	32%
Net income (loss) attributable to Century stockholders	(43.1)	0.0	(43.1)	0%
Less: net income allocated to participating securities	-	-	-
Net income (loss) allocated to common stockholders	$(43.1)	$0.0	$(43.1)

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 10]

February 17, 2026

Form 10-Q Impacts

September 30, 2025 Consolidated Balance Sheet Restated (unaudited)

	Unaudited
	As of September 30, 2025
	As Reported	Impact	Restated	% Impact
ASSETS
Cash and cash equivalents	$151.4		$151.4
Restricted cash	1.4		1.4
Accounts receivable - net	116.9		116.9
Non-trade receivables	-	19.8	19.8
Due from affiliates	15.7		15.7
Manufacturing credit receivable	156.6		156.6
Inventories	556.7		556.7
Derivative assets	3.3		3.3
Prepaid and other current assets	25.0		25.0
Total current assets	1,027.2	19.8	1,047.0	2%
Property, plant and equipment - net	972.2	175.2	1,147.4
Manufacturing credit receivable - less current portion	63.8		63.8
Other assets	71.1	0.9	72.0
TOTAL	$2,134.2	$195.9	$2,330.1	8%
LIABILITIES AND SHAREHOLDERS’ EQUITY			-
LIABILITIES:			-
Accounts payable, trade	$207.4		$207.4
Accrued compensation and benefits	52.4	1.0	53.4
Due to affiliates	77.1		77.1
Non-trade payables	11.8	(11.8)	0.0
Accrued and other current liabilities	73.6	3.2	76.8
Derivative liabilities	37.5		37.5
Current debt due to affiliates	-		-
Current maturities of long-term debt	139.3		139.3
Total current liabilities	599.2	(7.6)	591.6
Long-term debt	479.2		479.2
Long-term debt due to affiliates	-		-
Accrued benefits costs - less current portion	131.1	14.5	145.6
Other liabilities	93.3		93.3
Deferred taxes	70.1		70.1
Asset retirement obligations - less current portion	63.9	19.4	83.4
Total noncurrent liabilities	837.7	33.9	871.6
COMMITMENTS AND CONTINGENCIES			-
SHAREHOLDERS’ EQUITY:			-
Preferred stock	0.0		0.0
Common stock	1.0		1.0
Additional paid-in capital	2,553.0		2,553.0
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(98.7)		(98.7)
Accumulated deficit	(1,627.2)		(1,627.2)
Total Century shareholders’ equity	741.9	-	741.9
Noncontrolling interests	(44.6)	169.6	125.1
Total equity	697.3	169.6	866.9	20%
TOTAL	$2,134.2	$195.9	$2,330.1	8%

September 30, 2025 Quarter to Date Consolidated Statement of Operations Restated (unaudited)

	(Unaudited)
	Three Months Ended September 30, 2025
	As Reported	Impact	Restated	% Impact
Net sales
Related parties	$319.6		$319.6
Other customers	312.5		312.5
Total net sales	632.1		632.1
Cost of goods sold	554.8	2.4	557.2
Gross profit	77.4	(2.4)	74.9	-3%
Selling, general and administrative expenses	17.9		17.9
Other operating expense - net	1.0		1.0
Operating income (loss)	58.4	(2.4)	56.0
Interest expense - affiliates	(1.5)		(1.5)
Interest expenses - nonaffiliates	(11.5)		(11.5)
Interest income	2.8		2.8
Net gain (loss) on forward and derivative contracts - nonaffiliates	(30.2)		(30.2)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	(6.2)		(6.2)
Other income (loss) - net	(2.2)		(2.2)
Income (loss) before income taxes	9.6	(2.4)	7.2
Income tax benefit (expense)	1.1		1.1
Income (loss) before equity in earnings of joint ventures	10.7	(2.4)	8.2
Equity in losses of joint ventures	-		-
Net income (loss)	10.7	(2.4)	8.2
Net loss attributable to noncontrolling interests	(4.3)	(2.4)	(6.7)	36%
Net income (loss) attributable to Century stockholders	14.9	-	14.9	0%
Less: net income allocated to participating securities	0.8		0.8
Net income (loss) allocated to common stockholders	$14.1	$-	$14.1	0%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 11]

February 17, 2026

September 30, 2025 Year to Date Consolidated Statement of Operations Restated (unaudited)

	(Unaudited)
	Nine Months Ended September 30, 2025
	As Reported	Impact	Restated	% Impact
Net sales
Related parties	$1,065.9		$1,065.9
Other customers	828.2		828.2
Total net sales	1,894.2	-	1,894.2
Cost of goods sold	1,720.0	7.8	1,727.8
Gross profit	174.2	(7.8)	166.4	-5%
Selling, general and administrative expenses	44.4		44.4
Other operating expense - net	4.6	-	4.6
Operating income (loss)	125.2	(7.8)	117.4
Interest expense - affiliates	(5.2)	-	(5.2)
Interest expenses - nonaffiliates	(31.3)	-	(31.3)
Interest income	6.5		6.5
Net gain (loss) on forward and derivative contracts - nonaffiliates	(51.2)		(51.2)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	(6.2)		(6.2)
Other income (loss) - net	(11.3)		(11.3)
Income (loss) before income taxes	26.4	(7.8)	18.6
Income tax benefit (expense)	0.8	-	0.8
Income (loss) before equity in earnings of joint ventures	27.2	(7.8)	19.4
Equity in losses of joint ventures	(0.0)	-	(0.0)
Net income (loss)	27.2	(7.8)	19.4
Net loss attributable to noncontrolling interests	(12.8)	(7.8)	(20.6)
Net income (loss) attributable to Century stockholders	40.0	-	40.0	0%
Less: net income allocated to participating securities	2.0		2.0
Net income (loss) allocated to common stockholders	$38.0	$-	$38.0	0%

June 30, 2025 Consolidated Balance Sheet Restated (unaudited)

	Unaudited
	As of June 30, 2025
	As Reported	Impacted	Revised	% Impact
ASSETS
Cash and cash equivalents	$40.7		$40.7
Restricted cash	2.8		2.8
Accounts receivable - net	108.2		108.2
Non-trade receivables	-	17.1	17.1
Due from affiliates	13.8		13.8
Manufacturing credit receivable	81.5		81.5
Inventories	513.4		513.4
Derivative assets	4.4		4.4
Prepaid and other current assets	25.5		25.5
Total current assets	790.3	17.1	807.4	2%
Property, plant and equipment - net	975.6	175.2	1,150.7
Manufacturing credit receivable - less current portion	113.5		113.5
Other assets	69.6	0.9	70.5
TOTAL	$1,949.0	$193.2	$2,142.2	9%
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:			-
Accounts payable, trade	$197.7		$197.7
Accrued compensation and benefits	44.2	1.0	45.2
Due to affiliates	100.7		100.7
Non-trade payables	7.7	(7.7)	-
Accrued and other current liabilities	44.9	3.2	48.1
Derivative liabilities	19.4		19.4
Current maturities of long-term debt	36.5		36.5
Total current liabilities	451.1	(3.6)	447.5
Long-term debt	442.3		442.3
Long-term debt due to affiliates	10.3		10.3
Accrued benefits costs - less current portion	127.8	14.5	142.3
Other liabilities	96.8		96.8
Deferred taxes	73.5		73.5
Asset retirement obligations - less current portion	63.2	19.3	82.5
Total noncurrent liabilities	813.6	33.8	847.4
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:			-
Preferred stock	0.0		0.0
Common stock	1.0		1.0	c
Additional paid-in capital	2,552.0		2,552.0
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(100.0)		(100.0)
Accumulated deficit	(1,642.1)		(1,642.1)
Total Century shareholders’ equity	724.6	-	724.6	0%
Noncontrolling interests	(40.3)	163.1	122.8
Total equity	684.3	163.1	847.4	19%
TOTAL	$1,949.0	$193.2	$2,142.2	9%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 12]

February 17, 2026

June 30, 2025 Quarter to Date Consolidated Statement of Operations Restated (unaudited)

	Unaudited
	Three Months Ended June 30, 2025
	As Reported	Impact	Restated	% Impact
Net sales
Related parties	$367.5		$367.5
Other customers	260.5		260.5
Total net sales	628.1		628.1
Cost of goods sold	591.9	2.6	594.4
Gross profit	36.2	(2.6)	33.6	-8%
Selling, general and administrative expenses	14.0		14.0
Other operating expense - net	1.6		1.6
Operating income (loss)	20.6	(2.6)	18.0
Interest expense - affiliates	(1.9)		(1.9)
Interest expenses - nonaffiliates	(9.8)		(9.8)
Interest income	2.0		2.0
Net gain (loss) on forward and derivative contracts - nonaffiliates	(15.6)		(15.6)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	-		-
Other income (loss) - net	(5.8)		(5.8)
Income (loss) before income taxes	(10.4)	(2.6)	(13.0)
Income tax benefit (expense)	1.3		1.3
Income (loss) before equity in earnings of joint ventures	(9.1)	(2.6)	(11.7)
Equity in losses of joint ventures	(0.0)		(0.0)
Net income (loss)	(9.1)	(2.6)	(11.7)
Net loss attributable to noncontrolling interests	(4.5)	(2.6)	(7.1)	36%
Net income (loss) attributable to Century stockholders	(4.6)	-	(4.6)	0%
Less: net income allocated to participating securities	0.8		0.8
Net income (loss) allocated to common stockholders	$(5.4)	$-	$(5.4)	0%

June 30, 2025 Year to Date Consolidated Statement of Operations Restated (unaudited)

	Six Months Ended June 30, 2025
	Unaudited	Impact	Restated	% Impact
Net sales
Related parties	$746.3		$746.3
Other customers	515.7		515.7
Total net sales	1,262.0	-	1,262.0
Cost of goods sold	1,165.2	5.4	1,170.6
Gross profit	96.8	(5.4)	91.4	-6%
Selling, general and administrative expenses	26.5		26.5
Other operating expense - net	3.6	-	3.6
Operating income (loss)	66.8	(5.4)	61.4
Interest expense - affiliates	(3.7)	-	(3.7)
Interest expenses - nonaffiliates	(19.8)	-	(19.8)
Interest income	3.7		3.7
Net gain (loss) on forward and derivative contracts - nonaffiliates	(21.0)		(21.0)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	-		-
Other income (loss) - net	(9.2)		(9.2)
Income (loss) before income taxes	16.9	(5.4)	11.5
Income tax benefit (expense)	(0.3)	-	(0.3)
Income (loss) before equity in earnings of joint ventures	16.6	(5.4)	11.2
Equity in losses of joint ventures	(0.0)	-	(0.0)
Net income (loss)	16.6	(5.4)	11.2
Net loss attributable to noncontrolling interests	(8.5)	(5.4)	(13.9)	39%
Net income (loss) attributable to Century stockholders	25.1	-	25.1	0%
Less: net income allocated to participating securities	2.0		2.0
Net income (loss) allocated to common stockholders	$23.1	$-	$23.1	0%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 13]

February 17, 2026

March 31, 2025 Consolidated Balance Sheet Restated (unaudited)

	As of March 31, 2025
	Unaudited	Impact	Restated	% Impact
ASSETS
Cash and cash equivalents	$44.9		$44.9
Restricted cash	2.8		2.8
Accounts receivable - net	108.9		108.9
Non-trade receivables	-	7.7	7.7
Due from affiliates	8.4		8.4
Manufacturing credit receivable	81.5		81.5
Inventories	542.2		542.2
Derivative assets	7.6		7.6
Prepaid and other current assets	25.6		25.6
Total current assets	821.9	7.7	829.6	1%
Property, plant and equipment - net	972.2	177.4	1,149.7
Manufacturing credit receivable - less current portion	63.8		63.8
Other assets	96.7	0.9	97.6
TOTAL	$1,954.6	$186.1	$2,140.7	9%
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:			-
Accounts payable, trade	$201.7		$201.7
Accrued compensation and benefits	40.6	1.0	41.6
Due to affiliates	122.6		122.6
Non-trade payables	7.4	(7.4)	-
Accrued and other current liabilities	36.8	2.6	39.4
Derivative liabilities	10.2		10.2
Current debt due to affiliates	-		-
Current maturities of long-term debt	28.3		28.3
Total current liabilities	447.6	(3.8)	443.8
Long-term debt	444.3		444.3
Long-term debt due to affiliates	10.0		10.0
Accrued benefits costs - less current portion	129.3	14.5	143.8
Other liabilities	95.7		95.7
Deferred taxes	72.7		72.7
Asset retirement obligations - less current portion	64.4	20.7	85.1
Total noncurrent liabilities	816.4	35.2	851.6
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:			-
Preferred stock	0.0		0.0
Common stock	1.0		1.0
Additional paid-in capital	2,550.8		2,550.8
Treasury stock, at cost	(86.3)		(86.3)
Accumulated other comprehensive loss	(101.6)		(101.6)
Accumulated deficit	(1,637.5)		(1,637.5)
Total Century shareholders’ equity	726.4	-	726.4	0%
Noncontrolling interests	(35.7)	154.7	119.0	130%
Total equity	690.7	154.7	845.4	18%
TOTAL	$1,954.6	$186.1	$2,140.7	9%

March 31, 2025 Year to Date Consolidated Statement of Operations Restated (unaudited)

	Unaudited
	Three Months Ended March 31, 2025
	As Reported	Impact	Restated	% Impact
Net sales
Related parties	$378.8		$378.8
Other customers	255.2		255.2
Total net sales	633.9		633.9
Cost of goods sold	573.3	3.3	576.6
Gross profit	60.6	(3.3)	57.3	-6%
Selling, general and administrative expenses	12.5		12.5
Other operating expense - net	1.9		1.9
Operating income (loss)	46.1	(3.3)	42.9
Interest expense - affiliates	(1.8)		(1.8)
Interest expenses - nonaffiliates	(10.0)		(10.0)
Interest income	1.8		1.8
Net gain (loss) on forward and derivative contracts - nonaffiliates	(5.4)		(5.4)
Net gain (loss) on forward and derivative contracts - affiliates	-		-
Loss on early extinguishment of debt	-		-
Other income (loss) - net	(3.4)		(3.4)
Income (loss) before income taxes	27.3	(3.3)	24.0
Income tax benefit (expense)	(1.6)		(1.6)
Income (loss) before equity in earnings of joint ventures	25.7	(3.3)	22.4
Equity in losses of joint ventures	-		-
Net income (loss)	25.7	(3.3)	22.4
Net loss attributable to noncontrolling interests	(4.0)	(3.3)	(7.2)	45%
Net income (loss) attributable to Century stockholders	29.7	-	29.7	0%
Less: net income allocated to participating securities	0.8		0.8
Net income (loss) allocated to common stockholders	$28.9	$-	$28.9	0%

Confidential Treatment of Certain Portions

of the Response to Comment 1 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 14]